Filed pursuant to Rule 424(b)(3)
File No. 333-223480

Grant Park Fund January 2019 Update
February 25, 2019
Supplement dated February 25, 2019 to Prospectus dated July 13, 2018
Class	January ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.33%	-1.33%	$4.63M	$933.616
B	-1.39%	-1.39%	$50.16M	$756.664
Legacy 1	-1.14%	-1.14%	$1.00M	$767.464
Legacy 2	-1.16%	-1.16%	$0.32M	$747.518
Global 1	-1.10%	-1.10%	$18.92M	$768.856
Global 2	-1.12%	-1.12%	$0.72M	$750.764
Global 3	-1.26%	-1.26%	$0.58M	$632.475
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The U.S. dollar weakened slightly compared to the Australian and New Zealand dollars after the Federal Reserve said it would slow the pace of future interest rate hikes.  The Canadian dollar strengthened on rising oil prices.  The British pound strengthened on growing expectations that Britain can avoid a no-deal Brexit.

Energy:  Crude oil prices rose over 18% as domestic crude oil inventories increased less than expected and after the U.S. imposed sanctions on Venezuela.  Natural gas prices declined on elevated supplies.

Equities: Global equity markets rose due to the Federal Reserve’s announcement concerning interest rate hikes, on optimism for trade talks between the U.S. and China and due to stronger-than-expected earnings for the fourth quarter.

Fixed Income: Global fixed income markets moved higher in reaction to the Federal Reserve’s policy announcement and on indications the European Central Bank would leave interest rates at current levels at least through the summer.

Grains/Foods:  Wheat markets rose in anticipation of reopening trade with China and as Russia considered reducing exports.  Soybean prices increased as poor weather in Brazil threatened to reduce crop yields.  Cocoa markets fell over 10% as weather conditions in West Africa improved and eased supply concerns.  Coffee prices rose when the Brazilian government projected this year's coffee crop would experience a significant decline compared to last year's record harvest.

Metals: Gold and precious metals markets strengthened as the Federal Reserve left interest rates unchanged and indicated a slower pace for raising interest rates.  Copper and other base metal prices rose on firming demand, on optimism that Beijing’s stimulus will help China’s economy and on optimism about the resolution of the U.S.-China trade negotiations.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2019

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$569,814	-$569,814
Change In Unrealized Income (Loss)	-107,435	-107,435
Brokerage Commission	-18,623	-18,623
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-74,726	-74,726
Change in Accrued Commission	115	115
Net Trading Income (Loss)	-770,483	-770,483

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$73,759	$73,759
Interest, Other	7,973	7,973
Income from Securities	0	0
Dividend Income	0	0
Total Income (Loss)	-688,751	-688,751

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	0
Operating Expenses	16,109	16,109
Organization and Offering Expenses	18,554	18,554
Brokerage Expenses	293,896	293,896
Dividend Expenses	0	0
Total Expenses	328,559	328,559

Net Income (Loss)	-$1,017,310	-$1,017,310

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$77,934,699	$77,934,699
Additions	0	0
Net Income (Loss)	-1,017,310	-1,017,310
Redemptions	-585,693	-585,693
Balance at January 31, 2019	$76,331,696	$76,331,696

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$933.616	4,963.03647	$4,633,572	-1.33%	-1.33%
B	$756.664	66,293.71774	$50,162,063	-1.39%	-1.39%
Legacy 1	$767.464	1,300.32899	$997,956	-1.14%	-1.14%
Legacy 2	$747.518	430.02681	$321,453	-1.16%	-1.16%
Global 1	$768.856	24,604.95062	$18,917,665	-1.10%	-1.10%
Global 2	$750.764	955.43405	$717,305	-1.12%	-1.12%
Global 3	$632.475	919.69115	$581,682	-1.26%	-1.26%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership